Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form F-3) and related Prospectus of Ocean Rig UDW Inc. for the registration of common shares, preferred share purchase rights, preferred shares, debt securities, guarantees, warrants, purchase contracts, rights and units and to the incorporation by reference therein of our reports dated March 15, 2018, with respect to the consolidated financial statements and schedule of Ocean Rig UDW Inc.,  and the effectiveness of internal control over financial reporting of Ocean Rig UDW Inc. included in its Annual Report (Form 20-F) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 15, 2018